UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KINDRED HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	61-1323993
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

680 South Fourth Street

Louisville, Kentucky

(Address of principal executive offices)

40202-2412

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.25 per share	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

Kindred Healthcare, Inc. (the “Company”) is listing 36,988,853 shares of issued and outstanding common stock, par value $0.25 per share (the “Common Stock”), on the New York Stock Exchange, Inc. (the “Exchange”) effective October 28, 2004. In addition to the issued and outstanding shares of Common Stock, the Exchange has authorized the listing of 21,984,669 additional shares of Common Stock underlying the Company’s Series A and Series B Warrants to Purchase Common Stock as well as options and other awards under the Company’s incentive plans.

Set forth below is a summary of the rights, preferences and priorities of the Common Stock, as well as certain preferred classes of stock authorized under the Company’s organizational documents. This summary description does not purport to be complete and is qualified in its entirety by reference to the exhibits attached hereto and incorporated by reference herein.

Common Stock

The Company is authorized to issue a total of 176,000,000 shares of capital stock, consisting of 175,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. As of August 31, 2004, there were 36,933,853 shares of Common Stock outstanding and no shares of preferred stock outstanding. The issued and outstanding shares of Common Stock, and any shares of Common Stock issuable under the Company’s stock incentive plans or upon the exercise of the Company’s Series A and Series B Warrants for the Purchase of Common Stock, will be duly authorized, validly issued, fully paid and non-assessable.

Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company’s Board of Directors out of funds legally available therefor. The Company is subject to certain limitations on the declaration and payment of dividends, other than stock dividends, pursuant to the terms of its five-year $300 million revolving credit facility, which it entered into on June 28, 2004 (the “Credit Facility”). Such limitations include satisfaction of an indebtedness-incurrence test and a limitation on the aggregate amount of dividends and similar payments made during any fiscal year.

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock have no preemptive rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would have the right to a ratable portion of assets remaining after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Transfer Agent and Registrar

The Company’s stock transfer agent and registrar is National City Bank, Suite 635—LOC 3116, 629 Euclid Avenue, Cleveland, OH 44114.

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue preferred stock in one or more series and to establish the designations, powers, preferences and rights and the qualifications, limitations and restrictions of any series with respect to the number of shares included in such series, the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights and other terms. The Company may issue, without the approval of the holders of the Common Stock, preferred stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of the Common Stock. The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company is subject to certain limitations on the issuance of preferred stock pursuant to the terms of the Credit Facility. The Company has no shares of preferred stock outstanding and is not listing any shares of preferred stock on the Exchange.

Certain Restrictions

In order to help ensure that Ventas, Inc., a former affiliate of the Company, continues to meet the requirements for treatment as a real estate investment trust, the Company’s Amended and Restated Certificate of Incorporation contains a provision prohibiting Tenet Healthcare Corporation and its successors from beneficially owning, directly or indirectly (including by application of certain attribution rules under the Internal Revenue Code), shares of the Company’s Common Stock in excess of the existing holder limit set forth in the Amended and Restated Certificate of Incorporation for so long as Tenet Healthcare Corporation and its successors remain a significant shareholder in Ventas, Inc.

The Company’s Amended and Restated Certificate of Incorporation also states that the Company may not issue nonvoting equity securities to the extent prohibited by Section 1123(6)(a) of Chapter 11 of Title 11 of the United States Code.

Certain Statutory Provisions

In the Company’s Amended and Restated Certificate of Incorporation, it has elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as such terms are used in Section 203) for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (1) prior to such time of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, the transaction is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote of at least 66- 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock.

Series A and Series B Warrants to Purchase Common Stock

The Company has issued 2,000,000 Series A Warrants to Purchase Common Stock and 5,000,000 Series B Warrants to Purchase Common Stock. The Company paid a 100% stock dividend on May 27, 2004. As a result of the stock dividend, each of the Series A and Series B Warrants to Purchase Common Stock entitles the holder thereof to purchase two shares of Common Stock at an exercise price of $30.00 and $33.33 per warrant, respectively. Each of the Series A and Series B Warrants to Purchase Common Stock has a five-year term expiring April 20, 2006. As of July 31, 2004, there were 3,996,166 shares of Common Stock reserved for issuance under the Company’s Series A Warrants to Purchase Common Stock and 9,992,070 shares of Common Stock reserved for issuance under the Company’s Series B Warrants to Purchase Common Stock.

Item 2. Exhibits

The Common Stock is to be listed on the Exchange, on which no other securities of the Company are listed. Accordingly, the following exhibits have been filed with the Exchange:

2.1	Fourth Amended Joint Plan of Reorganization of Vencor, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code. Exhibit 2.1 to the Current Report on Form 8-K of the Company dated March 19, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.

2.2	Order Confirming the Fourth Amended Joint Plan of Reorganization of Vencor, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code, as entered by the United States Bankruptcy Court for the District of Delaware on March 16, 2001. Exhibit 2.2 to the Current Report on Form 8-K of the Company dated March 19, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.

3.1	Amended and Restated Certificate of Incorporation of the Company. Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed August 31, 2001 (Comm. File No. 333-68838) is hereby incorporated by reference.

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation. Exhibit 3.1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2002 (Comm. File No. 001-14057) is hereby incorporated by reference.

3.3	Amended and Restated Bylaws of the Company. Exhibit 3.3 to the Company’s Form 10-K for the year ended December 31, 2003 (Comm. File No. 001-14057) is hereby incorporated by reference.

4.2	Warrant Agreement, dated as of April 20, 2001, between the Company and Wells Fargo Bank Minnesota, National Association, as Warrant Agent (including forms of Series A Warrant Certificate and Series B Warrant Certificate, respectively). Exhibit 4.1 to the Company’s Form 8-A dated April 20, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.

10.4	$300,000,000 Amended and Restated Credit Agreement dated as of June 28, 2004 among Kindred Healthcare, Inc., the Lenders Party Hereto, and JPMorgan Chase Bank, as Administrative Agent and Collateral Agent, J.P. Morgan Securities, Inc., as Sole Bookrunner and Sole Lead Arranger, Citicorp USA, Inc., as Syndication Agent, General Electric Capital Corporation, The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, as Co-Documentation Agents. Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2004 (Comm. File No. 001-14057) is hereby incorporated by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINDRED HEALTHCARE, INC.

Date: October 5, 2004	By:	/s/ Richard A. Lechleiter
Richard A. Lechleiter Senior Vice President and Chief Financial Officer

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